Exhibit 99.1

Independent Accountant’s Report

Merrill Lynch Municipal ABS, Inc. (as Depositor)

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated

World Financial Center

North Tower, 9th Floor

250 Vesey Street

New York, New York 10080

Deutsche Bank Trust Company Americas (as Trustee)

60 Wall Street

New York, New York 10005

                                Re:       Prerefunded Municipal Certificates Series 2 and Series 3 (the “Certificates”)

                                Ladies and Gentlemen:

We have examined management’s assertions that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Trust Agreement dated as of March 28, 1995 (the “Trust Agreement”), during the periods covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the fiscal year ended December 28, 2007 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and management’s assertions with respect to such compliance are fairly stated, in all material respects, for the fiscal year ended December 28, 2007.

/s/ Aston Bell CPA

New York, New York

March 17, 2008